Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Texas United Bancshares, Inc.

Commission File No. 000-49928

Set forth is a press release issued by Prosperity Bancshares, Inc. on July 20, 2006:

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	Dan Rollins
Prosperity Bank Plaza	President & Chief Operating Officer
4295 San Felipe	281.269.7199
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.®

SECOND QUARTER EARNINGS UP 30.2%

•	Earnings Per Share Increases 9.1% to $0.48 (Diluted)
•	Record High Quarterly Earnings
•	Organic Loan Growth Exceeds 15% (Annualized)
•	SNB Bancshares, Inc. Acquisition Completed
•	Non-Interest Income up 16.2%

HOUSTON, July 20, 2006. Prosperity Bancshares, Inc.® NASDAQ: (PRSP), the parent company of Prosperity Bank®, reported record earnings for the quarter ended June 30, 2006. Net income for the quarter was $15.895 million or $0.48 per diluted common share, an increase in net income of $3.687 million or 30.2%, compared with $12.208 million or $0.44 per diluted common share for the same period in the prior year.

Prosperity completed its acquisition of SNB Bancshares Inc. (SNBT) and its subsidiary Southern National Bank of Texas on April 1, 2006. Prosperity also completed its acquisition of Grapeland Bancshares, Inc. and its subsidiary, First State Bank, on December 1, 2005. The results of operations for these acquisitions have been included in Prosperity’s consolidated financial statements since their respective purchase dates.

We are very pleased with our performance during the past quarter,” said David Zalman, Prosperity’s Chairman and Chief Executive Officer. “Excellent loan growth along with our continued focus on relationship banking produced record earnings for the quarter.”

Zalman continued: “I am also especially proud of the job our team is doing on the integration of Southern National Bank into our organization. We have made significant progress in a very short time after completing the merger on April 1, 2006.”

“The addition of the former SNB locations in fast growing Fort Bend County should provide excellent opportunities for our team going forward. In fact, the recent issue of Money magazine named Sugar Land the third “Best Place to Live” in the United States,” concluded Zalman.

“Our continued efforts to “find a way to say ‘yes’” are producing results for our bank. We are pleased with our loan growth for the quarter and are also proud of our continued focus on controlling expenses,” remarked Dan Rollins, President and Chief Operating Officer.

“Loan growth in Dallas and Houston was particularly strong during the quarter. Strong loan growth contributed to our ability to maintain our margin in the face of ever increasing deposit competition. We are pleased with the results our team is producing across the state,” concluded Rollins.

Results of operations for the three months ended June 30, 2006

For the three months ended June 30, 2006, net income was $15.895 million compared with $12.208 million for the same period in 2005. Net income per diluted common share was $0.48 for the three months ended June 30, 2006 compared with $0.44 for the same period in 2005. Returns on average assets, average common equity and average tangible common equity for the three months ended June 30, 2006 were 1.40%, 10.15% and 34.81%, respectively. Prosperity’s efficiency ratio was 47.24% for the three months ended June 30, 2006.

Net interest income for the quarter ended June 30, 2006 increased 28.5%, to $36.582 million compared with $28.479 million during the same period in 2005. The increase was attributable primarily to an 28.7% increase in average earning assets.

Non-interest income increased 16.2% to $9.156 million for the three months ended June 30, 2006 compared with $7.881 million for the same period in 2005. The increase was attributable primarily to deposit service charges on the increased number of deposit accounts as a result of the additional banking centers acquired in April 2006 along with gains on the sale of assets of $436,000. Linked quarter non-interest income increased $1.489 million or 19.4%.

Non-interest expenses increased $3.587 million or 20.1% to $21.399 million for the second quarter of 2006 compared with $17.812 million the second quarter of 2005. The increase was attributable primarily to the increased operating costs associated with the additional banking centers acquired as a part of the acquisition completed in April 2006.

Loans at June 30, 2006 were $2.205 billion, an increase of $684.6 million, or 45.0%, compared with $1.520 billion at June 30, 2005. As reflected in the table below, linked quarter loan growth for the second quarter of 2006 was impacted by the loans acquired as a part of the Grapeland and SNBT mergers. Excluding the loans acquired as a part of the Grapeland and SNBT mergers, linked quarter loan growth was 15.3% on an annualized basis.

Deposits at June 30, 2006 were $3.640 billion, an increase of $792.2 million or 27.8%, compared with $2.848 billion at June 30, 2005. As reflected in the table below, linked quarter deposit growth for the second quarter of 2006 was impacted by the deposits assumed as a part of the Grapeland and SNBT mergers. Excluding deposits assumed as a part of the Grapeland and SNBT mergers, linked quarter deposits were essentially flat.

Balance Sheet Data (at period end)	June 30, 2006	Mar 31, 2006	Dec 31, 2005
(In Thousands)	(Unaudited)	(Unaudited)	(Unaudited)
Loans:
Acquired with First State Grapeland	$42,602	$42,772	$44,656
Acquired with Southern National Bank	585,451	0	0
All other	1,576,739	1,518,695	1,497,469

Total Loans	$2,204,792	$1,561,467	$1,542,125

Deposits:
Assumed with First State Grapeland	$47,197	$48,294	$47,332
Assumed with Southern National Bank	725,852	0	0
All other	2,866,951	2,867,048	2,872,986

Total Deposits	$3,640,000	$2,915,342	$2,920,318

Average loans increased 43.6% or $659.6 million to $2.174 billion for the quarter ended June 30, 2006 compared with $1.515 billion for the same period of 2005. The provision for credit losses was $120,000 for the three months ended June 30, 2006 and 2005.

Non-performing assets totaled $1.171 million or 0.03% of average earning assets at June 30, 2006 compared with $2.738 million or 0.09% of average earning assets at June 30, 2005. At June 30, 2006, the allowance for credit losses was 1.10% of total loans, compared with 1.11% at June 30, 2005.

Results of operations for the six months ended June 30, 2006

For the six months ended June 30, 2006, net income was $28.759 million compared with $22.762 million for the same period in 2005. Net income per diluted common share was $0.94 for the six months ended June 30, 2006 compared with $0.87 for the same period in 2005. Returns on average assets, average common equity and average tangible common equity for the six months ended June 30, 2006 were 1.41%, 10.43% and 30.72%, respectively. Prosperity’s efficiency ratio was 47.05% for the six months ended June 30, 2006.

Net interest income for the six months ended June 30, 2006 increased 24.2%, to $65.772 million compared with $52.956 million during the same period in 2005. The increase was attributable primarily to an 24.1% increase in average earning assets.

Non-interest income increased 16.7% to $16.823 million for the six months ended June 30, 2006 compared with $14.414 million for the same period in 2005. The increase was attributable primarily to deposit service charges on the increased number of deposit accounts as a result of the additional banking centers acquired in April 2006 along with gains on the sale of assets of $446,000.

Non-interest expenses increased $5.002 million or 14.9% to $38.648 million for the first six months of 2006 compared with $33.646 million the same period in 2005. The increase in non-interest expenses was attributable primarily to the increased operating costs associated with the additional banking centers acquired as a part of the acquisition completed in April 2006.

At June 30, 2006, Prosperity had $4.532 billion in total assets, $2.205 billion in loans, $3.640 billion in deposits, and approximately 220,000 deposit and loan accounts. Assets, loans and deposits at June 30, 2006 grew by 31.5%, 45.0% and 27.8%, respectively, compared with June 30, 2005.

Conference Call

Prosperity’s management team will host a conference call on Friday, July 21, 2006 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss their earnings results, the recently announced acquisition of Texas United Bancshares, Inc., the recently completed acquisition of SNB Bancshares, Inc., business trends and their outlook for 2006. Individuals and investment professionals may participate in the call by dialing 1-800-362-0595.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity’s Investor Relations page by clicking on the “2nd Quarter Results and Webcast” link.

Acquisition of Grapeland Bancshares, Inc.

On December 1, 2005, Prosperity completed the acquisition of Grapeland Bancshares, Inc. and its Grapeland, Texas-based subsidiary bank, First State Bank. First State Bank operated two (2) offices in Grapeland and Crockett, Texas that now operate as full service banking centers of Prosperity Bank.

Acquisition of SNB Bancshares, Inc.

On April 1, 2006, Prosperity completed the acquisition of SNB Bancshares, Inc. and its subsidiary, Southern National Bank of Texas, in a stock and cash transaction. Southern National Bank operated five (5) full service offices in the Greater Houston Metropolitan Area, all of which became full service banking centers of Prosperity Bank. In addition, Southern National Bank had a banking center under construction that recently opened as a full service banking center of Prosperity Bank.

Acquisition of Texas United Bancshares, Inc.

On July 19, 2006, Prosperity announced the acquisition of Texas United Bancshares, Inc. (TXUI). TXUI operates through four wholly-owned subsidiary banks, State Bank, GNB Financial, n.a., Gateway National Bank and Northwest Bank, each of which offer a complete range of banking services. State Bank is headquartered in La Grange, Texas with 25 full-service banking centers located in central and south central Texas, including Austin and Bryan/College Station. GNB Financial is headquartered in Gainesville, Texas with seven(7) full-service banking centers located in Cooke, Denton and Ellis counties, north and south of the Dallas-Fort Worth metroplex. Gateway National Bank is headquartered in Dallas, Texas with six (6) Dallas area full-service banking centers. Northwest Bank is located in Roanoke, Texas with five (5) full-service banking centers located in and around the Dallas-Fort Worth metroplex. As of June 30, 2006, TXUI had, on a consolidated basis, total assets of $1.818 billion, loans of $1.255 billion, deposits of $1.323 billion and shareholders’ equity of $169.3 million.

Prosperity Bancshares, Inc.®

Prosperity Bancshares®, a $4.5 billion Houston, Texas - based regional financial holding company, formed in 1983, was named to the Keefe Bruyette & Woods, Inc. 2005 Honor Roll for achieving exceptional earnings per share growth for the past 10 years. Other recent honors include being named to the Sandler O’Neill & Partners 2005 Bank and Thrift Small All Stars, listed in US Banker’s August 2005 Top 100 Publicly Traded Mid-Tier Banks, ranked #2 out of 195 publicly traded companies in the 2005 Stephens, Inc. Bank and Thrift Performance Matrix and listed on the Houston Chronicle’s Houston 100 list.

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates eighty-eight (88) full service banking locations, thirty-eight (38) in the Houston CMSA; fifteen (15) in the Corpus Christi area; eleven (11) in the Dallas / Fort Worth area; five (5) in the Austin area; two (2) in East Texas; and seventeen (17) in fifteen contiguous counties south and southwest of Houston generally along the NAFTA highway.

Prosperity Bank® operates the following full service banking centers:

Austin Area -	Everhart	Downtown	Liberty
Allandale	Northwest	Fairfield	Magnolia
Congress	Saratoga	Gladebrook	Mont Belvieu
Lakeway	Water Street	Heights	Needville
Oak Hill	Woodlawn	Highway 6	Sweeny
Research Blvd	Alice	Holcombe	West Columbia
	Aransas Pass	Katy	Winnie
Dallas / Fort Worth	Kingsville	Medical Center
Area -	Mathis	Memorial	South Texas Area -
Abrams Centre	Port Aransas	Pecan Grove	Bay City
Camp Wisdom	Portland	Post Oak	Beeville
Kiest	Rockport	River Oaks	Cuero
Preston Road	Sinton	SW Medical Center	East Bernard
Turtle Creek		Sugar Land	Edna
Westmoreland	East Texas Area -	Tanglewood	El Campo
Blooming Grove	Crockett	Waugh Drive	Goliad
Cedar Hill	Grapeland	Westheimer	Gonzales
Corsicana		Woodcreek	Hallettsville
Ennis	Houston Area -	Uptown	Palacios
Red Oak	Aldine	Angleton	Port Lavaca
	Bellaire	Clear Lake	Seguin
Corpus Christi	Cinco Ranch	Cleveland	Victoria
Area -	CityWest	Dayton	Victoria - North
Airline	Copperfield	Galveston	Wharton
Carmel	Cypress	Hitchcock	Yoakum
Yorktown

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares®, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to the risk that the businesses of Prosperity and Texas United will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; revenues following the merger may be lower than expected; deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; the ability to obtain regulatory approvals of the merger on the proposed terms and schedule; the failure of Prosperity’s or Texas United’s shareholders to approve the merger agreement; continue to provide products and services that appeal to our customers; access to debt and equity capital markets we may be limited or not available; and our sales objectives may not be achieved. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K and other reports and statements we have filed with the SEC.

Copies of Prosperity Bancshares’s® SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

Additional Information About the Prosperity – Texas United Transaction

In connection with the proposed merger of Texas United Bancshares, Inc. (“Texas United”) into Prosperity Bancshares, Inc., Prosperity will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the shareholders of Texas United. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Prosperity and Texas United seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, TEXAS UNITED AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (when available) and other related documents filed by Prosperity and Texas United with the SEC through the SEC’s website at www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (713) 693-9300. Documents filed with the SEC by Texas United will be available free of charge by directing a request by telephone or mail to Texas United Bancshares, Inc., 109 N. Main Street, La Grange, Texas 78645. Texas United’s telephone number is (979) 968-7294.

Participants in the Prosperity – Texas United Transaction

Prosperity, Texas United and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies in favor of the merger from Prosperity’s shareholders and Texas United’s shareholders. Information about Prosperity’s directors, executive officers, and members of management is set forth in the proxy statement for Prosperity’s 2006 Annual Meeting of Shareholders filed with the SEC on March 17, 2006. Information about Texas United’s directors, executive officers, and members of management is set forth in the proxy statement for Texas United’s 2006 Annual Meeting of Shareholders filed with the SEC on April 24, 2006.

- - -

Prosperity Bancshares, Inc. ®

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selected Earnings and Per Share Data
Total interest income	$61,012	$41,106	$106,696	$75,139
Total interest expense	24,430	12,627	40,924	22,183

Net interest income	36,582	28,479	65,772	52,956
Provision for credit losses	120	120	240	240

Net interest income after provision for credit losses	36,462	28,359	65,532	52,716
Total non-interest income	9,156	7,881	16,823	14,414
Total non-interest expense	21,399	17,812	38,648	33,646

Net income before taxes	24,219	18,428	43,707	33,484
Federal income taxes	8,324	6,220	14,948	10,722

Net income	$15,895	$12,208	$28,759	$22,762

Basic earnings per share	$0.49	$0.44	$0.95	$0.88

Diluted earnings per share	$0.48	$0.44	$0.94	$0.87

Period end shares outstanding	32,764	27,536	32,764	27,536
Weighted average shares outstanding (basic)	32,483	27,504	30,179	25,801
Weighted average shares outstanding (diluted)	32,963	27,797	30,568	26,091

Prosperity Bancshares, Inc. ®

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Averages
Total loans	$2,174,278	$1,514,629	$1,864,558	$1,357,830
Investment securities	1,707,314	1,484,400	1,640,160	1,427,941
Federal funds sold and other earning assets	11,064	26,475	14,522	50,720

Total earning assets	3,892,656	3,025,504	3,519,240	2,836,491
Allowance for credit losses	(24,300)	(16,889)	(20,793)	(15,661)
Cash and due from banks	98,075	74,472	92,143	70,062
Goodwill	420,786	246,627	341,965	218,506
Core Deposit Intangibles (CDI)	23,185	24,334	22,461	17,894
Other real estate	87	335	136	362
Fixed assets, net	70,823	49,180	59,891	46,194
Other assets	65,908	52,798	57,535	43,776

Total assets	$4,547,220	$3,456,361	$4,072,578	$3,217,624

Non-interest bearing deposits	$829,653	$605,014	$750,806	$570,679
Interest bearing deposits	2,819,974	2,258,532	2,540,678	2,125,734

Total deposits	3,649,627	2,863,546	3,291,484	2,696,413
Securities sold under repurchase repurchase agreement repurchase agreements	47,076	26,659	44,920	25,633
Federal funds purchased and interest bearing liabilities	90,164	44,273	72,002	33,989
Junior subordinated debentures	100,519	75,775	84,023	63,962
Other liabilities	33,198	14,419	28,470	17,815
Shareholders’ equity (A)	626,636	431,689	551,679	379,812

Total liabilities and equity	$4,547,220	$3,456,361	$4,072,578	$3,217,624

(A)	Includes ($4,253) and ($4,136), in after tax unrealized (losses) on available for sale securities for the three month periods ending June 30, 2006 and June 30, 2005, respectively, and ($4,159) and ($3,894) for the six month periods ending June 30, 2006 and June 30, 2005, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income Statement Data
Interest on loans	$41,578	$25,716	$70,060	$45,386
Interest on securities	19,300	15,196	36,296	29,117
Interest on federal funds sold and other earning assets	134	194	340	636

Total interest income	61,012	41,106	106,696	75,139
Interest expense - deposits	20,875	10,691	34,968	18,962
Interest expense - debentures	1,994	1,273	3,391	2,162
Interest expense - other	1,561	663	2,565	1,059

Total interest expense	24,430	12,627	40,924	22,183

Net interest income (B)	36,582	28,479	65,772	52,956
Provision for credit losses	120	120	240	240

Net interest income after provision for credit losses	36,462	28,359	65,532	52,716
Service charges on deposit accounts	7,206	6,478	13,531	11,886
Net gain on sale of assets	436	50	446	51
Brokered mortgage income	245	193	428	318
Gain on sale of securities	0	0	0	0
Other non-interest income	1,269	1,160	2,418	2,159

Total non-interest income	9,156	7,881	16,823	14,414
Salaries and benefits (C)	11,732	9,520	20,927	18,051
CDI amortization	1,358	1,098	2,425	1,821
Net occupancy and equipment	1,967	1,691	3,648	3,062
Depreciation	1,327	1,158	2,502	2,128
Data processing and software amortization	989	701	1,800	1,297
Other non-interest expenses	4,026	3,644	7,346	7,287

Total non-interest expenses	21,399	17,812	38,648	33,646
Net income before taxes	24,219	18,428	43,707	33,484
Federal income taxes	8,324	6,220	14,948	10,722
Net income available to common shareholders	$15,895	$12,208	$28,759	$22,762

(B)	Net interest income on a tax equivalent basis would be $37,077 and $28,817 for the three months ended June 30, 2006 and June 30, 2005, respectively, and $66,601 and $53,647 for the six months ended June 30, 2006 and June 30, 2005, respectively.
(C)	Salaries and benefits includes equity compensation expenses of $211 and $173 for the three months ended June 30, 2006 and June 30, 2005, respectively, and $383 and $303 for the six months ended June 30, 2006 and June 30, 2005, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Common Share and Other Data
Employees - FTE	931	902	931	902

Book value per share	$19.39	$15.84	$19.39	$15.84
Tangible book value per share	$5.69	$6.01	$5.69	$6.01

Period end shares outstanding	32,764	27,536	32,764	27,536
Weighted average shares outstanding (basic)	32,483	27,504	30,179	25,801
Weighted average shares outstanding (diluted)	32,963	27,797	30,568	26,091

Non-accrual loans	$350	$527	$350	$527
Accruing loans 90 or more days past due	744	2,137	744	2,137
Restructured loans	0	0	0	0

Total non-performing loans	1,094	2,664	1,094	2,664
Repossessed assets	0	49	0	49
Other real estate	77	25	77	25

Total non-performing assets	$1,171	$2,738	$1,171	$2,738

Allowance for credit losses at end of period	$24,280	$16,939	$24,280	$16,939

Net charge-offs	$206	$115	$217	$9

Basic earnings per share	$0.49	$0.44	$0.95	$0.88

Diluted earnings per share	$0.48	$0.44	$0.94	$0.87

Prosperity Bancshares, Inc.®

Financial Highlights

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Performance Ratios
Return on average assets (annualized)	1.40%	1.41%	1.41%	1.41%
Return on average common equity (annualized)	10.15%	11.31%	10.43%	11.99%
Return on average tangible common equity (annualized)	34.81%	30.38%	30.72%	31.74%
Net interest margin (tax equivalent) (annualized)	3.82%	3.82%	3.82%	3.81%
Efficiency ratio (D)	47.24%	49.06%	47.05%	49.98%

Asset Quality Ratios
Non-performing assets to average earning assets	0.03%	0.09%	0.03%	0.10%
Non-performing assets to loans and other real estate	0.05%	0.18%	0.05%	0.18%
Net charge-offs to average loans	0.01%	0.01%	0.01%	0.00%
Allowance for credit losses to total loans	1.10%	1.11%	1.10%	1.11%

Common Stock Market Price
High	$33.90	$28.97	$33.90	$29.32

Low	$29.65	$25.05	$28.50	$25.05

Period end market price	$32.89	$28.58	$32.89	$28.58

(D)	Calculated by dividing total non-interest expense (excluding securities losses and credit loss provisions) by net interest income plus non-interest income (excluding securities gains and losses and net gain on sale of assets). Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	June 30, 2006		Mar 31, 2006		Dec 31, 2005		Sep 30, 2005
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Balance Sheet Data (at period end)
Loan Portfolio
Commercial	$297,230	13.5%	$233,812	15.0%	$222,773	14.4%	$234,586	15.5%
Construction	396,246	18.0%	239,135	15.3%	206,653	13.4%	207,863	13.7%
1-4 family residential	373,783	17.0%	311,586	20.0%	313,184	20.3%	296,300	19.6%
Home equity	64,540	2.9%	58,797	3.8%	58,729	3.8%	54,593	3.6%
Commercial real estate	934,554	42.4%	600,630	38.5%	619,254	40.2%	603,931	39.8%
Agriculture	67,007	3.0%	56,796	3.6%	56,349	3.7%	56,841	3.8%
Consumer	71,432	3.2%	60,711	3.8%	65,183	4.2%	60,113	4.0%

Total Loans	$2,204,792		$1,561,467		$1,542,125		$1,514,227

Deposit Types
Non-interest bearing DDA	$839,317	23.1%	$692,713	23.8%	$674,407	23.1%	$639,790	22.2%
Interest bearing DDA	655,081	18.0%	443,193	15.2%	470,452	16.1%	466,544	16.2%
Money Market	761,992	20.9%	585,867	20.1%	573,529	19.6%	586,156	20.4%
Savings	168,543	4.6%	163,545	5.6%	159,577	5.5%	156,182	5.4%
Time < $100	598,038	16.4%	540,326	18.5%	552,807	18.9%	546,307	19.0%
Time > $100	617,029	17.0%	489,698	16.8%	489,546	16.8%	484,337	16.8%

Total Deposits	$3,640,000		$2,915,342		$2,920,318		$2,879,316

Loan to Deposit Ratio	60.6%		53.6%		52.8%		52.6%

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data (at period end)
Total loans	$2,204,792	$1,561,467	$1,542,125	$1,514,227	$1,520,175
Investment securities (E)	1,643,412	1,555,028	1,572,602	1,488,340	1,478,350
Federal funds sold and other earning assets	20,619	6,246	6,143	57,534	15,776

Total earning assets	3,868,823	3,122,741	3,120,870	3,060,101	3,014,301
Allowance for credit losses	(24,280)	(17,312)	(17,203)	(16,970)	(16,939)
Cash and due from banks	102,921	77,056	91,518	76,971	72,284
Goodwill	423,534	263,406	261,964	247,965	247,133
Core deposit intangibles	25,476	21,100	22,461	22,039	23,785
Other real estate	77	37	239	41	25
Fixed assets, net	64,242	48,316	49,244	47,913	48,707
Other assets	71,158	56,269	56,889	55,912	57,520

Total assets	$4,531,951	$3,571,613	$3,585,982	$3,493,972	$3,446,816

Demand deposits	$839,317	$692,713	$674,407	$639,790	$607,689
Interest bearing deposits	2,800,683	2,222,629	2,245,911	2,239,526	2,240,081

Total deposits	3,640,000	2,915,342	2,920,318	2,879,316	2,847,770
Securities sold under repurchase agreements	47,494	46,957	46,985	37,108	34,627
Federal funds purchased and other interest bearing liabilities	77,711	38,184	55,404	43,120	43,333
Junior subordinated debentures	100,519	69,589	75,775	75,775	75,775
Other liabilities	30,854	26,084	22,783	11,918	9,008

Total liabilities	3,896,578	3,096,156	3,121,265	3,047,237	3,010,513
Shareholders’ equity (F)	635,373	475,457	464,717	446,735	436,303

Total liabilities and equity	$4,531,951	$3,571,613	$3,585,982	$3,493,972	$3,446,816

(E)	Includes ($7,848), ($6,370), ($6,063), ($6,562) and ($6,095) in unrealized (losses) on available for sale securities for the quarterly periods ending June 30, 2006, March 31, 2006, December 31, 2005, September 30, 2005 and June 30, 2005, respectively.
(F)	Includes ($5,101), ($4,140), ($3,942), ($4,265) and ($3,962) in after tax unrealized (losses) on available for sale securities for the quarterly periods ending June 30, 2006, March 31, 2006, December 31, 2005, September 30, 2005 and June 30, 2005, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

	Three Months Ended
	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Comparative Quarterly Asset Quality, Performance & Capital Ratios
Return on average assets (annualized)	1.40%	1.43%	1.43%	1.43%	1.41%
Return on average common equity (annualized)	10.15%	10.92%	11.14%	11.28%	11.31%
Return on average tangible equity (annualized)	34.81%	27.50%	27.67%	29.06%	30.38%
Net interest margin (tax equivalent) (annualized)	3.82%	3.81%	3.77%	3.81%	3.82%
Employees - FTE	931	844	859	857	902
Efficiency ratio	47.24%	46.81%	47.10%	48.84%	49.06%
Non-performing assets to average earning assets	0.03%	0.04%	0.05%	0.03%	0.09%
Non-performing assets to loans and other real estate	0.05%	0.08%	0.09%	0.06%	0.18%
Net charge-offs to average loans	0.01%	0.00%	0.02%	0.01%	0.01%
Allowance for credit losses to total loans	1.10%	1.11%	1.12%	1.12%	1.11%
Tier 1 risk-based capital	12.47%	15.65%	15.34%	15.49%	14.79%
Total risk-based capital	13.53%	16.69%	16.37%	16.54%	15.84%
Tier 1 leverage capital	6.98%	7.86%	7.83%	7.81%	7.49%
Tangible equity to tangible assets	4.56%	5.81%	5.46%	5.48%	5.21%
Equity to assets	14.02%	13.31%	12.96%	12.79%	12.66%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended June 30, 2006
	Average Balance	Interest Earned / Interest Paid	Average Yield/Rate
YIELD ANALYSIS
Interest Earning Assets:
Loans	$2,174,278	$41,578	7.67%
Investment securities	1,707,314	19,300	4.52%
Federal funds sold and other temporary investments	11,064	134	4.86%

Total interest earning assets	3,892,656	$61,012	6.29%

Allowance for credit losses	(24,300)
Non-interest earning assets	678,864

Total assets	$4,547,220

Interest Bearing Liabilities:
Interest bearing demand deposits	$665,882	$3,324	2.00%
Savings and money market deposits	917,424	5,696	2.49%
Certificates and other time deposits	1,236,668	11,855	3.85%
Junior subordinated debentures	100,519	1,994	7.96%
Securities sold under repurchase agreements	47,076	434	3.70%
Federal funds purchased and other borrowings	90,164	1,127	5.01%

Total interest bearing liabilities	3,057,733	$24,430	3.20%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	829,653
Other liabilities	33,198

Total liabilities	3,920,584

Shareholders’ equity	626,636

Total liabilities and shareholders’ equity	$4,547,220

Net Interest Income & Margin		$36,582	3.77%

Net Interest Income & Margin (tax equivalent)		$37,077	3.82%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended June 30, 2005
	Average Balance	Interest Earned / Interest Paid	Average Yield/Rate

YIELD ANALYSIS
Interest Earning Assets:
Loans	$1,514,629	$25,716	6.81%
Investment securities	1,484,400	15,196	4.09%
Federal funds sold and other temporary investments	26,475	194	2.94%

Total interest earning assets	3,025,504	$41,106	5.45%

Allowance for credit losses	(16,889)
Non-interest earning assets	447,746

Total assets	$3,456,361

Interest Bearing Liabilities:
Interest bearing demand deposits	$488,312	$1,156	0.95%
Savings and money market deposits	704,181	2,461	1.40%
Certificates and other time deposits	1,066,039	7,074	2.66%
Junior subordinated debentures	75,775	1,273	6.74%
Securities sold under repurchase agreements	26,659	146	2.20%
Federal funds purchased and other borrowings	44,273	517	4.68%

Total interest bearing liabilities	2,405,239	$12,627	2.11%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	605,014

Other liabilities	14,419

Total liabilities	3,024,672

Shareholders’ equity	431,689

Total liabilities and shareholders’ equity	$3,456,361

Net Interest Income & Margin		$28,479	3.78%

Net Interest Income & Margin (tax equivalent)		$28,817	3.82%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Six Months Ended June 30, 2006
	Average Balance	Interest Earned / Interest Paid	Average Yield/Rate
YIELD ANALYSIS
Interest Earning Assets:
Loans	$1,864,558	$70,060	7.58%
Investment securities	1,640,160	36,296	4.43%
Federal funds sold and other temporary investments	14,522	340	4.72%

Total interest earning assets	3,519,240	$106,696	6.11%

Allowance for credit losses	(20,793)
Non-interest earning assets	574,131

Total assets	$4,072,578

Interest Bearing Liabilities:
Interest bearing demand deposits	$572,589	$4,698	1.65%
Savings and money market deposits	828,111	9,559	2.33%
Certificates and other time deposits	1,139,978	20,711	3.66%
Junior subordinated debentures	84,023	3,391	8.14%
Securities sold under repurchase agreements	44,920	795	3.57%
Federal funds purchased and other borrowings	72,002	1,770	4.96%

Total interest bearing liabilities	2,741,623	$40,924	3.01%

Non-interest bearing liabilities:

Non-interest bearing demand deposits	750,806

Other liabilities	28,470

Total liabilities	3,520,899

Shareholders’ equity	551,679

Total liabilities and shareholders’ equity	$4,072,578

Net Interest Income & Margin		$65,772	3.77%

Net Interest Income & Margin (tax equivalent)		$66,601	3.82%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Six Months Ended June 30, 2005
	Average Balance	Interest Earned / Interest Paid	Average Yield/Rate
YIELD ANALYSIS
Interest Earning Assets:
Loans	$1,357,830	$45,386	6.74%
Investment securities	1,427,941	29,117	4.08%
Federal funds sold and other temporary investments	50,720	636	2.53%

Total interest earning assets	2,836,491	$75,139	5.34%

Allowance for credit losses	(15,661)
Non-interest earning assets	396,794

Total assets	$3,217,624

Interest Bearing Liabilities:
Interest bearing demand deposits	$499,580	$2,459	0.99%
Savings and money market deposits	650,736	4,186	1.30%
Certificates and other time deposits	975,418	12,317	2.55%
Junior subordinated debentures	63,962	2,162	6.82%
Securities sold under repurchase agreements	25,633	244	1.92%
Federal funds purchased and other borrowings	33,989	815	4.84%

Total interest bearing liabilities	2,249,318	$22,183	1.99%

Non-interest bearing liabilities:

Non-interest bearing demand deposits	570,679

Other liabilities	17,815

Total liabilities	2,837,812

Shareholders’ equity	379,812

Total liabilities and shareholders’ equity	$3,217,624

Net Interest Income & Margin		$52,956	3.76%

Net Interest Income & Margin (tax equivalent)		$53,647	3.81%

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